UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Guideline, Inc.
(Name of Subject Company (Issuer))

Knickerbocker Acquisition Corp. (Offeror)
a wholly-owned subsidiary of
infoUSA Inc. (Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.0001 per Share
Series A Preferred Stock, Par Value $0.0001 per Share
(Title of Class of Securities)

Common Stock — 401716105
Preferred Stock — None
(CUSIP Number of Class of Securities)

Vinod Gupta, Chairman of the Board and Chief Executive Officer
infoUSA Inc.
5711 South 86th Circle
Omaha, NE 68127 (402) 593-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

John R. Houston, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza, 800 LaSalle Avenue
Minneapolis, MN 55402
(612) 349-8500

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$32,848,188.50	$1,008.75

*	Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 22,629,810 outstanding shares of Issuer common stock, par value $0.0001 per share, at a price of $1.35 per share (including shares issuable pursuant to restricted stock awards, all of which will vest upon completion of the offer contemplated by this Schedule TO); 333,333 shares of Issuer Series A preferred stock, par value $0.0001, at a price of $1.50 per share plus accrued dividends through August 17, 2007, or an aggregate purchase price of $708,940.50; and aggregate payments to holders of options and warrants of $1,599,004.50, representing the difference between the $1.35 per share payable per share of common stock in the offer and the exercise price of all in-the-money options and warrants. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission on February 15, 2007, equals $30.70 per million dollars of the transaction value.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO
Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX
Offer to Purchase
Letter of Transmittal
Notice of Guaranteed Delivery
Form of Letter from D.F. King & Co., Inc.
Form of Letter to Clients
Guidelines for Certification of Taxpayer Identification Number
Summary Advertisment
Press Release
Disclosing Party and Non-Disclosure Agreement
Exclusivity Agreement
Separation, Restrictive Covenants and Release Agreement
Separation, Restrictive Covenants and Release Agreement
Employment Agreement with Marc Litvinoff

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Knickerbocker Acquisition Corp., a New York Corporation (the “Purchaser”) and a wholly-owned subsidiary of infoUSA Inc., a Delaware corporation (“infoUSA”), to purchase all outstanding shares of common stock, par value $0.0001 per share, and all outstanding shares of Series A preferred stock, par value $0.0001 per share (collectively, the “Shares”), of Guideline, Inc., a New York corporation (“Guideline”), at a purchase price of $1.35 per share of common stock, and $1.50 per share of Series A preferred stock, plus accrued dividends thereon, in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet,” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the subject company is Guideline, Inc. The information set forth in the Offer to Purchase under “Introduction” and Section 8 (“Certain Information Concerning Guideline”) is incorporated herein by reference.
(b)	The classes of equity securities to which this Schedule TO relates are common stock, par value $0.0001 per Share, and Series A preferred stock, par value $0.0001 per share, of Guideline. The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.
(c)	The information set forth in the Offer to Purchase under Section 6 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c)	This Statement is being filed by Purchaser and infoUSA. The information set forth in the Offer to Purchase under “Introduction” and Section 9 (“Certain Information Concerning Purchaser and infoUSA”) and in Schedule I (“Directors and Executive Officers”) to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i-viii, xii), (a)(2)(i- iv, vii)	The information set forth in the Offer to Purchase under ‘‘Introduction”, Section 1 (“Terms of the Offer; Expiration Date”), Section 2 (“Acceptance for Payment and Payment for Shares”), Section 3 (“Procedure for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Certain United States Tax Considerations”), Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”), Section 14 (“Certain Conditions of the Offer”), and Section 15 (“Certain Legal Matters and Regulatory Approvals”) is incorporated herein by reference.
(a)(1)(ix-xi)	Not applicable.
(a)(2)(v-vi)	Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	No transactions, other than those described in paragraph (b), have occurred during the past two years between the Filing Persons or any of the persons listed on Schedule I (“Directors and Executive Officers”) to the Offer to Purchase and Guideline or any of its affiliates that are not natural persons.
(b)	The information set forth in the Offer to Purchase under “Introduction”, Section 9 (“Certain Information Concerning Purchaser and infoUSA”), Section 11 (“Background of the Offer; Contacts with Guideline”) and Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Purchase under “Introduction”, Section 11 (“Background of the Offer; Contacts with Guideline”) and Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”) is incorporated herein by reference.
(c)(1)-(7)	The information set forth in the Offer to Purchase under “Introduction”, Section 7 (“Effect of the Offer on the Market for Common Stock and Exchange Act Registration”), Section 11 (“Background of the Offer; Contacts with Guideline”), Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”) and Section 13 (“Dividends and Distributions”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d)	The information set forth in the Offer to Purchase under Section 10 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a)-(b)	The information set forth in the Offer to Purchase under “Introduction”, Section 9 (“Certain Information Concerning Purchaser and infoUSA”), Section 11 (“Background of the Offer; Contacts with Guideline”) and Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer to Purchase under “Introduction” and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b)	The Filing Persons believe that the financial condition of infoUSA and Purchaser and their affiliates is not relevant to the decision of a holder of Shares whether to tender such Shares and accept the Offer because the Offer consists solely of cash, the Offer is not subject to any financing condition and infoUSA has adequate capital available to complete the Offer, infoUSA is a public reporting company that files reports electronically on EDGAR, and the Offer is for all outstanding Shares. If the Offer is consummated, the consideration payable to holders of shares of common stock in the subsequent merger is the same as the consideration in the Offer. Due to the accrual of dividends, holders of Series A preferred stock would receive a slightly higher amount per share in the Merger than in the Offer, but all of the shares of Series A preferred stock are held by one shareholder, who has agreed to tender such shareholder’s shares of Series A preferred stock in the Offer.

Item 11.	Additional Information.

(a)	The information set forth in the Offer to Purchase under “Introduction”, Section 7 (“Effect of the Offer on the Market for Common Stock and Exchange Act Registration”), Section 12 (“Purpose of the Offer; Plans for Guideline; Merger Agreement; Shareholder Support Agreements; Severance and Employment Agreements; Confidentiality Agreement”) and Section 15 (“Certain Legal Matters and Regulatory Approvals”) is incorporated herein by reference.
(b)	The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 23, 2007 (filed herewith)
(a)(1)(B)	Letter of Transmittal (filed herewith)
(a)(1)(C)	Notice of Guaranteed Delivery (filed herewith)
(a)(1)(D)	Form of letter from D.F. King & Co., Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (filed herewith)
(a)(1)(E)	Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (filed herewith)
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed herewith)
(a)(1)(G)	Joint press release issued by infoUSA and Guideline on June 28, 2007 (incorporated herein by reference to infoUSA’s Schedule TO-C filed on June 28, 2007)
(a)(1)(H)	Summary Advertisement, dated July 23, 2007, appearing in the Wall Street Journal and in the Buffalo News (filed herewith)
(a)(1)(I)	Press release issued by infoUSA on July 23, 2007 (filed herewith)
(b)	Second Amended and Restated Credit Agreement (incorporated herein by reference to Exhibit 4.1 of infoUSA’s Current Report on Form 8-K filed on February 21, 2006)
(c)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated June 28, 2007, by and among infoUSA, Purchaser and Guideline (incorporated herein by reference to exhibit 2.1 of infoUSA’s Current Report on Form 8-K filed on July 5, 2007)
(d)(2)	Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA, Purchaser, Special Situations Fund III Q.P., L.P., Special Situations Fund III, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Cayman Fund, L.P. (incorporated herein by reference to Exhibit 2.2 of infoUSA’s Current Report on Form 8-K filed on July 5, 2007)
(d)(3)	Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA, Purchaser, and David Walke (incorporated herein by reference to Exhibit 2.3 of infoUSA’s Current Report on Form 8-K filed on July 5, 2007)
(d)(4)	Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA, Purchaser, Petra Mezzanine Fund, Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Channel Partnership II, L.P., Marlin Equities, LLC, Martin Franklin, Marc Litvinoff, Douglas House, Peter Hooper, and Andrew Garvin. (incorporated herein by reference to Exhibit 2.4 of infoUSA’s Current Report on Form 8-K filed on July 5, 2007)
(d)(5)	Disclosing Party and Non-Disclosure Agreement, dated February 15, 2007, by and between infoUSA and Guideline (filed herewith)
(d)(6)	Exclusivity Agreement, dated March 12, 2007, as amended by the letter agreement, dated May 16, 2007, between infoUSA and Guideline (filed herewith)
(d)(7)	Separation, Restrictive Covenants and Release Agreement, dated June 28, 2007, by and between infoUSA and David Walke (filed herewith)

(d)(8)	Separation, Restrictive Covenants and Release Agreement, dated June 28, 2007, by and between infoUSA Inc. and Peter Stone (filed herewith)
(d)(9)	Employment Agreement, dated June 29, 2007, by and between Guideline and Marc Litvinoff (filed herewith)
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KNICKERBOCKER ACQUISITION CORP.

By:	/s/ STORMY DEAN
Name: Stormy Dean

Its:	Chief Financial Officer

INFOUSA INC.

By:	/s/ STORMY DEAN
Name: Stormy Dean

Its:	Chief Financial Officer

Dated: July 23, 2007

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 23, 2007 (filed herewith)
(a)(1)(B)	Letter of Transmittal (filed herewith)
(a)(1)(C)	Notice of Guaranteed Delivery (filed herewith)
(a)(1)(D)	Form of letter from D.F. King & Co., Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (filed herewith)
(a)(1)(E)	Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (filed herewith)
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed herewith)
(a)(1)(G)	Joint press release issued by infoUSA and Guideline on June 28, 2007 (incorporated herein by reference to infoUSA’s Schedule TO-C filed on June 28, 2007)
(a)(1)(H)	Summary Advertisement, dated July 23, 2007, appearing in the Wall Street Journal and in the Buffalo News (filed herewith)
(a)(1)(I)	Press release issued by infoUSA on July 23, 2007 (filed herewith)
(b)	Second Amended and Restated Credit Agreement (incorporated herein by reference to Exhibit 4.1 of infoUSA’s Current Report on Form 8-K filed on February 21, 2006)
(c)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated June 28, 2007, by and among infoUSA, Purchaser and Guideline, Inc. (incorporated herein by reference to exhibit 2.1 of infoUSA’s Current Report on Form 8-K filed on July 5, 2007)
(d)(2)	Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA, Purchaser, Special Situations Fund III Q.P., L.P., Special Situations Fund III, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Cayman Fund, L.P. (incorporated herein by reference to Exhibit 2.2 of infoUSA’s Current Report on Form 8-K filed on July 5, 2007)
(d)(3)	Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA, Purchaser, and David Walke (incorporated herein by reference to Exhibit 2.3 of infoUSA’s Current Report on Form 8-K filed on July 5, 2007)
(d)(4)	Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA, Purchaser, Petra Mezzanine Fund, Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Channel Partnership II, L.P., Marlin Equities, LLC, Martin Franklin, Marc Litvinoff, Douglas House, Peter Hooper, and Andrew Garvin. (incorporated herein by reference to Exhibit 2.4 of infoUSA’s Current Report on Form 8-K filed on July 5, 2007)
(d)(5)	Disclosing Party and Non-Disclosure Agreement, dated February 15, 2007, by and between infoUSA and Guideline (filed herewith)
(d)(6)	Exclusivity Agreement, dated March 12, 2007, as amended by the letter agreement dated May 16, 2007, between infoUSA and Guideline (filed herewith)
(d)(7)	Separation, Restrictive Covenants and Release Agreement, dated June 28, 2007, by and between infoUSA and David Walke (filed herewith)
(d)(8)	Separation, Restrictive Covenants and Release Agreement, dated June 28, 2007, by and between infoUSA Inc. and Peter Stone (filed herewith)
(d)(9)	Employment Agreement, dated June 29, 2007, by and between Guideline and Marc Litvinoff (filed herewith)
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable